

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 16, 2016

<u>Via E-mail</u>
Ann B. Gugino
Chief Financial Officer
Patterson Companies, Inc.
1031 Mendota Heights Road
St. Paul, Minnesota 55120

      Re: **Patterson Companies, Inc.**
                  Form 10-K for Fiscal Year Ended April 30, 2016
                  Filed June 29, 2016
                  File No. 000-20572

Dear Ms. Gugino:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Rufus Decker

                  Rufus Decker
                  Accounting Branch Chief
                  Office of Beverages, Apparel and Mining